UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

______________________

DOUBLEDOWN INTERACTIVE CO., LTD.

(Name of Subject Company (Issuer))
B. RILEY SECURITIES, INC.
(Offeror)
A Wholly Owned Subsidiary of
B. RILEY FINANCIAL, INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

______________________

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 0.05 COMMON SHARES, PAR
VALUE ~~W~~10,000 PER SHARE
(Title of Class of Securities)

25862B109
(CUSIP Number of Class of Securities)

Bryant R. Riley
B. Riley Financial, Inc.
11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025
(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

______________________

with a copy to:
Patrick S. Brown
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, CA 90067
(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$36,000,000	$3,927.60

*        Estimated solely for purposes of calculating the amount of the filing fee. Assumes the purchase of 2,000,000 American Depositary Shares (“ADS”) of DoubleDown Interactive Co., Ltd. at a purchase price equal to $18.00 per ADS in cash.

**       The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021, issued by the Securities and Exchange Commission on August 26, 2020, by multiplying the transaction value by 0.0001091.

☐

Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Tender Offer Statement on Schedule TO (as it may be amended and/or supplemented from time to time, this “Schedule TO”) is filed by B. Riley Securities, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of B. Riley Financial, Inc., a Delaware corporation (“BRF”). This Schedule TO relates to the offer by Purchaser to purchase up to 2,000,000 American Depositary Shares (“ADS”), each representing 0.05 of a common share, par value ~~W~~10,000 per share, of DoubleDown Interactive Co., Ltd., a South Korea limited company (“DDI”), owned by holders of ADS of DDI other than BRF and BRF’s subsidiaries (“DDI ADS”), at a price of $18.00 per ADS, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of Purchaser. All information in the Offer to Purchase and the Letter of Transmittal, including all schedules and annexes thereto, is hereby incorporated by reference in answer to all items in this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1. Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

Item 1002(a)-(c) of Regulation M-A:

(a)    The information set forth in the Offer to Purchase under “The Tender Offer — Certain Information Concerning DDI” is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under “Introduction” and “The Tender Offer — Price Range of DDI ADS” is incorporated herein by reference.

(c)    The information set forth in the Offer to Purchase under “The Tender Offer — Price Range of DDI ADS” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Item 1003(a)-(c) of Regulation M-A:

(a)    The information set forth in the Offer to Purchase under “The Tender Offer — Certain Information Concerning Purchaser and BRF”, “Annex A — Certain Information Regarding the Directors and Executive Officers of BRF” and “Annex B — Certain Information Regarding the Directors and Executive Officers of Purchaser” is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under “The Tender Offer — Certain Information Concerning Purchaser and BRF” is incorporated herein by reference.

(c)    The information set forth in the Offer to Purchase under “Annex A — Certain Information Regarding the Directors and Executive Officers of BRF” and “Annex B — Certain Information Regarding the Directors and Executive Officers of Purchaser” is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 1004(a) of Regulation M-A:

(a)(1)(i)    The information set forth in the Offer to Purchase under “Summary Term Sheet — Securities Sought” and “Introduction” is incorporated herein by reference.

(a)(1)(ii)    The information set forth in the Offer to Purchase under “Summary Term Sheet — Price Offered Per ADS” is incorporated herein by reference.

(a)(1)(iii)    The information set forth in the Offer to Purchase under “Summary Term Sheet — Scheduled Expiration Date” is incorporated herein by reference.

(a)(1)(iv)    The information set forth in the Offer to Purchase under “Summary Term Sheet — Will there be a subsequent offering period?” and “The Tender Offer — Terms of the Offer” is incorporated herein by reference.

(a)(1)(v)    The information set forth in the Offer to Purchase under “Summary Term Sheet — Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?” and “The Tender Offer — Terms of the Offer” is incorporated herein by reference.

(a)(1)(vi)    The information set forth in the Offer to Purchase under “Summary Term Sheet — Until what time may I withdraw previously tendered DDI ADS?” and “The Tender Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii)    The information set forth in the Offer to Purchase under “Summary Term Sheet — How do I tender my DDI ADS pursuant to the Offer?”, “Summary Term Sheet — How do I properly withdraw previously tendered DDI ADS?”, “The Tender Offer — Procedures for Accepting the Offer and Tendering DDI ADS” and “The Tender Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii)    The information set forth in the Offer to Purchase under “The Tender Offer — Acceptance for Payment and Payment for DDI ADS” and “The Tender Offer — Procedures for Accepting the Offer and Tendering DDI ADS” is incorporated herein by reference.

(a)(1)(ix)    The information set forth in the Offer to Purchase under “Summary Term Sheet — What happens if holders tender more DDI ADS than you are willing to purchase,” “Summary Term Sheet — If you prorate, when will I know how many DDI ADS will actually be purchased” and “The Tender Offer — Oversubscription” is incorporated herein by reference.

(a)(1)(x)    Not applicable.

(a)(1)(xi)    Not applicable.

(a)(1)(xii)    The information set forth in the Offer to Purchase under “Summary Term Sheet — What are the U.S. federal income tax consequences of the Offer?” and “The Tender Offer — Certain Material U.S. Federal Income Tax Consequences of the Offer” is incorporated herein by reference.

(a)(2)(i)-(vii)    Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005(a)-(b) of Regulation M-A:

(a)    The information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with DDI” is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with DDI” and “The Tender Offer — Certain Information Concerning Purchaser and BRF — Securities Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006(a) and (c)(1)-(7) of Regulation M-A:

(a)    The information set forth in the Offer to Purchase under “Summary Term Sheet — Why are you making the Offer?” and “Special Factors — Purpose of the Offer; Plans for DDI” is incorporated herein by reference.

(c)(1)-(7)    None.

Item 7. Source and Amount of Funds or Other Consideration.

Item 1007(a), (b) and (d) of Regulation M-A:

(a)    The information set forth in the Offer to Purchase under “Summary Term Sheet — Do you have the financial resources to pay for up to 2,000,000 DDI ADS?” and “The Tender Offer — Source and Amount of Funds” is incorporated herein by reference.

(b)    None.

(d)    Not applicable.

Item 8. Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a)    The information set forth in the Offer to Purchase under “Summary Term Sheet — What percentage of ADS of DDI do you or your affiliates currently own?” and “The Tender Offer — Certain Information Concerning Purchaser and BRF” is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under “The Tender Offer — Certain Information Concerning Purchaser and BRF” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009(a) of Regulation M-A:

(a)    The information set forth in the Offer to Purchase under “The Tender Offer — Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

The historical financial statements and pro forma financial information of BRF and Purchaser are not material to the Offer because (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) cash requirements will be funded from Purchaser’s available cash on hand. See the information set forth in the Offer to Purchase under “The Tender Offer — Source and Amount of Funds”.

Item 11. Additional Information.

Item 1011(a) and (c) of Regulation M-A:

(a)(1)    The information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with DDI” is incorporated herein by reference.

(a)(2)-(5)    Not applicable.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2021

B. RILEY FINANCIAL, INC.

By:	/S/ Bryant R. Riley
Name: Bryant R. Riley
Title: Co-Chief Executive Officer

B. Riley SECURITIES, INC.

By:	/S/ Bryant R. Riley
Name: Bryant R. Riley
Title: Co-Executive Chairman

EXHIBIT INDEX

Index No.
(a)(1)(i)	Offer to Purchase dated September 23, 2021.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Text of Summary Advertisement, as published in The New York Times on September 23, 2021.
(a)(5)	Press Release issued by BRF, dated September 13, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BRF with the Securities and Exchange Commission on September 13, 2021).
(b)	None.
(d)(1)

Underwriting Agreement, dated as of August 30, 2021, by and among DoubleDown Interactive Co., Ltd., STIC Special Situation Diamond Limited and B. Riley Securities, Inc. (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by DoubleDown Interactive Co., Ltd. with the Securities and Exchange Commission on August 31, 2021).

(g)	None.
(h)	None.